December 19, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Talos Energy Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Form 8-K filed November 3, 2022

File No. 001-38497

Ladies and Gentlemen:

Set forth below are the responses of Talos Energy Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 16, 2022, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2021 (the “Form 10-K”) and Form 8-K filed with the Commission on November 3, 2022 (the “Form 8-K”), each under File No. 001-38497.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K and Form 8-K, respectively, unless otherwise specified.

Response Dated December 5, 2022

Form 10-K for Fiscal Year Ended December 31, 2021

Risk Factors

We are a holding company that has no material assets other than our ownership of the equity interests of Talos Production Inc., page 60

1.

Your response to prior comment 1 states that you have disclosed the extent and nature of restrictions on the ability of your subsidiaries to transfer funds to the parent on pages F-23 and F-24 of your Form 10-K. However, it appears that you should provide disclosure consistent with Rule 4-08(e) of Regulation S-X. For example, the disclosure on page F-23 refers to certain limitations on the Company and its subsidiaries without distinction, and it does not appear that you have disclosed separately the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as required by Rule 4-08(e)(3)(ii) of Regulation S-X. In addition, it appears that the disclosures per Rules 5-04(c) Schedule I and 12-04 of Regulation S-X should be provided.

Securities and Exchange Commission

December 19, 2022

RESPONSE:    We acknowledge the Staff’s comment and undertake in future filings to provide additional disclosure regarding applicable restrictions on our payment of dividends (including distinctions between limitations applicable to the Company and to its subsidiaries) and the amount of consolidated retained earnings that represent undistributed earnings of equity method investees. In addition, we undertake in future filings—to the extent that the restricted net assets of our consolidated subsidiaries exceed 25 percent of our consolidated net assets as of the end of the most recently completed fiscal year prior to such filing—to provide the disclosures contemplated by Rule 12-04 of Regulation S-X.

Form 8-K filed November 3, 2022, page x

2.

As noted in prior comment 10, it appears your presentation of the non-GAAP measure Free Cash Flow should be renamed as it is not consistent with the typical calculation of this measure. Please revise your presentation accordingly.

RESPONSE:    We acknowledge the Staff’s comment and undertake in future filings to revise our presentation of the measure we have historically referred to as “Free Cash Flow” to instead refer to such measure as “Adjusted Free Cash Flow.”

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Securities and Exchange Commission

December 19, 2022

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Lande A. Spottswood of Vinson & Elkins L.L.P. at (713) 758-2326 or Jackson A. O’Maley of the same at (713) 758-3374.

Very truly yours,

TALOS ENERGY INC.

By:	/s/ Shannon E. Young III
Name:	Shannon E. Young III
Title:	Executive Vice President and
Chief Financial Officer

cc:	Lande A. Spottswood, Vinson & Elkins L.L.P.

Jackson A. O’Maley, Vinson & Elkins L.L.P.